Exhibit 21

                              LIST OF SUBSIDIARIES


         Former subsidiaries Smithway Transportation Brokerage, Inc., an Iowa corporation, and Wilmar Truck Leasing, Inc., an Iowa corporation, were merged in 1996 into Smithway Motor Xpress, Inc., an Iowa corporation, the only remaining subsidiary of Smithway Motor Xpress Corp.
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